333 North Central Avenue Phoenix, Arizona 85004 April 27, 2022 Via EDGAR Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F. Street, N.E. Washington, D.C. 20549 Attention: Ken Schuler, Mine Engineer and Gus Rodriguez, Accounting Branch Chief Re: Freeport-McMoRan Inc. Form 10-K for Fiscal Year Ended December 31, 2021 Filed February 15, 2022 File No. 001-11307-01 Dear Messrs. Schuler and Rodriguez: Freeport-McMoRan Inc. is in receipt of the letter from the staff of the Securities and Exchange Commission dated April 25, 2022 (the “Comment Letter”), pursuant to which the staff provided comments regarding our Form 10-K for the fiscal year ended December 31, 2021. As discussed with Mr. Schuler via phone call on April 26, 2022, we are respectfully requesting an extension until May 20, 2022, to respond to the Comment Letter. If you have any questions pertaining to the extension request, please contact me at (602) 366-7769, or Monique Cenac, Assistant General Counsel and Corporate Secretary, at (602) 366- 7604. Sincerely, Maree Robertson Senior Vice President and Chief Financial Officer